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                                  UNITED STATES
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          Transnational Re Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
- --------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    893779108
                    ---------------------------------------
                                 (CUSIP Number)

                                Sanford M. Kimmel
                                PXRE Corporation
             399 Thornall Street, Fourteenth Floor, Edison, NJ 08837
                                 (908) 906-8100
- --------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 10, 1996
                  -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 CUSIP No.  893779108           13D            Page  2    of   14  Pages
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- --------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION   NO. OF ABOVE  PERSON

             PXRE Corporation (06-1183996)
- --------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE  BOX IF A  MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3            SEC USE ONLY


- --------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

               PF, OO

- --------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEMS 2(d) or (e)                                  [ ]


- --------------------------------------------------------------------------------
6            CITIZENSHIP  OR PLACE OF ORGANIZATION

             Delaware

- --------------------------------------------------------------------------------
                        7         SOLE VOTING  POWER
      NUMBER OF
                                    1,535,948
        SHARES        ----------------------------------------------------------

    BENEFICIALLY        8         SHARED VOTING  POWER

       OWNED BY       ----------------------------------------------------------

         EACH           9         SOLE DISPOSITIVE  POWER

      REPORTING                      1,535,948
                      ----------------------------------------------------------
        PERSON          10        SHARED DISPOSITIVE  POWER

         WITH
- --------------------------------------------------------------------------------
11           AGGREGATE  AMOUNT  BENEFICIALLY   OWNED BY EACH  REPORTING PERSON

                          1,535,948
- --------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES  CERTAIN
             SHARES*

- --------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

                          22.3%
- --------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

                          HC, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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 CUSIP No.  893779108           13D            Page  3    of   14  Pages
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           The statement on Schedule 13D (the "Schedule 13D") filed with the
Securities and Exchange Commission on November 12, 1993 by PXRE Corporation ("PXRE"), formerly known as Phoenix Re Corporation, is hereby amended and restated by this Amendment No. 1 to the Schedule 13D as follows:


Item 1. Security and Issuer

           This statement relates to the Class A Common Stock, par value $.01 share (the "Class A Common Stock"), of Transnational Re Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 399 Thornall Street, Edison, New Jersey 08837.


Item 2.    Identity and Background

           This statement is filed by PXRE Corporation, a Delaware corporation ("PXRE"). PXRE is an insurance holding company whose principal business as such is conducted from its principal office at 399 Thornall Street, Edison, New Jersey 08837.

           During   the   last five years, PXRE has not been convicted in a
criminal proceeding (excluding traffic violations and similar misdemeanors).

           During the last five years, PXRE has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           For information in response to this Item with respect to the executive officers and directors of PXRE, reference is made to the corresponding Item of Appendix A to this report, the contents of which is incorporated herein.


Item 3.    Source and Amount of Funds or
           Other Consideration

           Of the total number of shares of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), acquired by PXRE both directly and indirectly through a wholly-owned subsidiary, 100 shares were acquired on August 31, 1993 for consideration of $1,000 in cash from the general funds of PXRE, and 1,535,848 shares were acquired on November 8, 1993 in exchange for all of the outstanding capital stock of Transnational Insurance Company, then an indirect wholly-owned subsidiary of PXRE ("TN"), valued at approximately $15,000,000.

           For information in response to this Item with respect to the executive officers and directors of PXRE, reference is made to the corresponding Item of Appendix A to this report, the contents of which is incorporated herein.


Item 4.    Purpose of the Transaction

           PXRE, through its wholly-owned subsidiary, PXRE Reinsurance Company ("PXRE Reinsurance"), formerly known as Phoenix Reinsurance Company, owns beneficially a total of 1,535,948 shares of Class B Common Stock which shares are convertible into an equal number of shares of Class A Common Stock. In addition, pursuant to a management agreement, PXRE Reinsurance manages the day-to-day operations of the Company and its wholly-owned subsidiary, TN, and the officers of PXRE Reinsurance serve as the officers of the Company and TN. By virtue of such share ownership and contractual relationship, PXRE may be deemed to be a controlling person of the Company pursuant to the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.




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 CUSIP No.  893779108           13D            Page  4    of   14  Pages
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           In connection with the organization of and initial public offering by the Company, PXRE acquired, both directly and indirectly through its wholly-owned subsidiary, PXRE Reinsurance, a total of 1,535,948 shares of the Company's Class B Common Stock. For as long as the outstanding Class B Common Stock possesses more than 5% of the combined outstanding voting power of the Class A Common Stock and the Class B Common Stock, the holder of the Class B Common Stock, voting as a separate class, is entitled to elect the minimum number of directors of the Company as shall constitute at least 40% of the total Board of Directors (initially being two of the five directors of the Company).
In addition, the three other initial directors of the Company were appointed by the two initial directors elected by PXRE.

           The Class B Common Stock is convertible at any time at the option of, and without cost to, the holder into an equal number of shares of Class A Common Stock, provided that all outstanding shares of Class B Common Stock will automatically be converted into shares of Class A Common Stock if the voting power of the outstanding Class B Common Stock falls to 5% or less of the combined outstanding voting power of the Class A Common Stock and the Class B Common Stock. The Class B Common Stock may not be transferred other than to the Company or to affiliates of PXRE, although the shares of Class A Common Stock obtained upon the conversion thereof are transferable subject to certain contractual restrictions thereon (see Item 6 below).

           As discussed above in Item 3, 100 shares of Class B Common Stock were acquired by PXRE on August 31, 1993 in connection with its organization of the Company, and the remaining 1,535,848 shares were acquired by PXRE, through PXRE Reinsurance, on November 8, 1993 in connection with the November 9, 1993 closing of the Company's initial public offering.

           PXRE intends continually to review the Company's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based upon such evaluation and review, PXRE may decide to acquire shares of Class A Common Stock in the open market, in privately negotiated transactions or otherwise, or, subject to certain contractual arrangements (see Item 6 below), may decide to convert all or a portion of its holdings of Class B Common Stock and sell all or a portion of its resulting holdings of Class A Common Stock in the open market (by means of a registered secondary offering or otherwise) or in privately negotiated transactions.

           Except as described in the proposal letter delivered by PXRE to the Company dated May 10, 1996, attached hereto as Exhibit 5, and the related press release issued by PXRE dated May 10, 1996, attached hereto as Exhibit 6, PXRE presently has no plans or proposals with respect to any matter set forth in Items 4(a) through 4(j) of Schedule 13D.

           For information in response to this Item with respect to the executive officers and directors of PXRE, reference is made to the corresponding Item of Appendix A to this report, the contents of which is incorporated herein.


Item 5.    Interest in Securities of the Issuer

           (a) As of the close of business on May 9, 1996, assuming the conversion by PXRE of all of the shares of Class B Common Stock then owned by it into an equal number of shares of Class A Common Stock, PXRE beneficially owned 1,535,948 shares of Class A Common Stock, constituting approximately 22.3% of the total number of shares of Class A Common Stock then outstanding (including in such total number of outstanding shares the shares of Class A Common Stock obtainable by PXRE upon such conversion).

           (b) Were PXRE to convert its shares of Class B Common Stock into shares of Class A Common Stock as aforesaid, PXRE would have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of all of the shares of Class A Common Stock obtained by it upon such conversion.

           (c) PXRE has not effected any transactions in shares of Class A Common Stock during the past 60 days.



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 CUSIP No.  893779108           13D            Page  5    of   14  Pages
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           (d) PXRE Reinsurance, as the record owner of the 1,535,948 shares of
Class B Common Stock, has the right to receive or direct the receipt of any dividends or sale proceeds with respect thereto. If such shares of Class B Common Stock were to be converted into shares of Class A Common Stock, PXRE Reinsurance, as the record owner, would have the right to receive or direct the receipt of any dividends or sale proceeds with respect to such shares of Class A Common Stock. Except for the foregoing, no person other than PXRE has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Class A Common Stock.

           (e) Not applicable.

           For information in response to this Item with respect to the executive officers and directors of PXRE, reference is made to the corresponding Item of Appendix A to this report, the contents of which is incorporated herein.


Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           PXRE Reinsurance and the Company are parties to a Registration Rights Agreement dated November 8, 1993 (the "Registration Rights Agreement") whereby PXRE Reinsurance is entitled to certain registration rights. Pursuant to such Agreement, PXRE Reinsurance has the right, upon conversion of any or all of its shares of Class B Common Stock into Class A Common Stock, to have any or all of the shares of Class A Common Stock so acquired by it upon such conversion included in a registration statement filed by the Company under the Securities Act of 1933, as amended (the "Securities Act"), subject to certain limitations set forth in the Registration Rights Agreement. In addition, PXRE Reinsurance has the right, from and after November 9, 1994 (being the first anniversary of the closing of the Company's initial public offering), to request that the Company file a registration statement under the Securities Act with respect to any and all shares of Class A Common Stock acquired by PXRE Reinsurance upon conversion of any or all of the shares of Class B Common Stock. Notwithstanding the foregoing, PXRE Reinsurance will be permitted to exercise its demand registration rights before November 9, 1994 with the prior written consent of a majority of the Company's Board of Directors and a majority of the independent members of the Company's Board of Directors. The Company is not required to comply with any registration demand if, in the good faith judgment of the Board of Directors, it would be significantly disadvantageous to the Company or its stockholders for a registration statement to be maintained effective, or to be filed and become effective. In the event a registration statement has been withdrawn or has not been filed, then the requested registration may be deferred until the earlier of 120 days or such time as the disadvantageous condition no longer exists. PXRE Reinsurance is limited to three demand registrations under the Registration Rights Agreement. The registration rights granted to PXRE Reinsurance under the Registration Rights Agreement are assignable in whole or in part. In general, in connection with any registration of Class A Common Stock, the Company will bear all registration and filing fees, printing expenses, fees and disbursements of counsel for each of the Company and PXRE Reinsurance, "blue sky" fees and expenses and the expense of any special audits incident to or required by any such registration. For each registration of Class A Common Stock, PXRE Reinsurance will bear all underwriting discounts, selling commissions and transfer taxes applicable to such sales.

           In addition to the foregoing, the Registration Rights Agreement prohibits PXRE Reinsurance from transferring shares of Class A Common Stock obtained upon conversion of shares of Class B Common Stock unless registered under the Securities Act, sold pursuant to Rule 144 thereunder or (subject to the Company's prior receipt and approval of a supporting opinion of counsel) sold in a transaction otherwise exempt from the registration requirements thereof.

           Other than as described in this Item 6, PXRE has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company. For information regarding a proposal by the Board of Directors of PXRE to the Board of Directors of the Company for a strategic business combination of PXRE and the Company, see Exhibits 5 and 6 attached hereto (as referenced in Item 4 above).

           For information in response to this Item with respect to the executive officers and directors of PXRE, reference is made to the corresponding Item of Appendix A to this report, the contents of which is incorporated herein.



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 CUSIP No.  893779108           13D            Page  6    of   14  Pages
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Item 7.    Material to be Filed as Exhibits


Exhibit 1  --     Intentionally Omitted.

Exhibit 2  --     Registration Rights Agreement.

Exhibit 3  --     Intentionally Omitted.

Exhibit 4  --     Intentionally Omitted.

Exhibit 5  --     Proposal Letter.

Exhibit 6  --     Press Release.



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 CUSIP No.  893779108           13D            Page  7    of   14  Pages
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                                    SIGNATURE

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned, by its duly authorized officer, certifies that the information set forth in this statement is true, complete and correct.


                                        By: /s/ Gerald L. Radke
                                            -------------------
Date: May 13, 1996                            Gerald L. Radke
                                              Chairman of the Board,
                                              President and Chief
                                               Executive Officer


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 CUSIP No.  893779108           13D            Page  8    of   14  Pages
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                           Appendix A to Schedule 13D
                                       of
                                PXRE Corporation



                  Information in response to Items 2 through 6
                                 of Schedule 13D
                                  regarding the
              Executive Officers and Directors of PXRE Corporation

Item 2.    Identity and Background

I.         (a)    Gerald L. Radke
           (b)    399 Thornall Street, Fourteenth Floor, Edison, NJ 08837
           (c)    President and Chief Executive Officer and Chairman of the Board of Directors of PXRE Corporation, 399
                  Thornall Street, Fourteenth Floor, Edison, NJ 08837

II.        (a)    Michael J. Bleisnick
           (b)    399 Thornall Street, Fourteenth Floor, Edison, NJ 08837
           (c)    Executive Vice President - Domestic Operations of PXRE Corporation, 399 Thornall Street, Fourteenth Floor,
                  Edison, NJ 08837

III.       (a)    Gordon Forsyth, III
           (b)    399 Thornall Street, Fourteenth Floor, Edison, NJ 08837
           (c)    Executive Vice President - International Operations of PXRE Corporation, 399 Thornall Street, Fourteenth Floor,
                  Edison, NJ 08837

IV.        (a)    Eugene J. Sverchek
           (b)    399 Thornall Street, Fourteenth Floor, Edison, NJ 08837
           (c)    Senior Vice President - Domestic Treaty of PXRE Corporation, 399 Thornall Street, Fourteenth Floor, Edison,
                  NJ 08837

V.         (a)    Frank A. LoPiccolo
           (b)    399 Thornall Street, Fourteenth Floor, Edison, NJ 08837
           (c)    Vice President - Facultative of PXRE Corporation, 399 Thornall Street, Fourteenth Floor, Edison, NJ 08837

VI.        (a)    Alain Tounquet
           (b)    Avenue des Arts 21-22, Brussels-1040, Belgium
           (c)    Senior Vice President - International Operations of PXRE Corporation, Avenue des Arts 21-22 Brussels-1040,
                  Belgium

VII.       (a)    Sanford M. Kimmel
           (b)    399 Thornall Street, Fourteenth Floor, Edison, NJ 08837
           (c)    Senior Vice President, Treasurer and Chief Financial Officer of PXRE Corporation, 399 Thornall Street,
                  Fourteenth Floor, Edison, NJ 08837

VIII.      (a)    F. Sedgwick Browne
           (b)    101 Park Avenue, New York, NY 10178-0060
           (c)    Partner, Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, NY 10178-0060 (Secretary of PXRE
                  Corporation)




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 CUSIP No.  893779108           13D            Page  9    of   14  Pages
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

IX.        (a)    Robert W. Fiondella
           (b)    One American Row, Hartford, CT  06115
           (c)    President, Chief Executive Officer and Chairman of the Board of Directors of Phoenix Home Life Mutual
                  Insurance Company, One American Row, Hartford, CT 06115 (Director of PXRE Corporation)

X.         (a)    Wendy Luscombe
           (b)    505 East 79th Street #11A, New York, NY 10021
           (c)    WKL Associates, 505 East 79th Street #11A, New York, NY 10021 (Director of PXRE Corporation)

XI.        (a)    Bernard Kelly
           (b)    45 Fernshaw Road, London SW10 OTN, England
           (c)    Bernard Kelly & Associates, 45 Fernshaw Road, London SW10 OTN, England (Director of PXRE Corporation)

XII.       (a)    Edward P. Lyons
           (b)    5 Londonderry Drive, Greenwich, CT 06830
           (c)    Retired (Director of PXRE Corporation)

XIII.      (a)    Philip R. McLoughlin
           (b)    One American Row, Hartford, CT 06115
           (c)    Executive Vice President and Chief Investment Officer of Phoenix Home Life Mutual Insurance Company, One
                  American Row, Hartford, CT 06115 (Director of PXRE Corporation)

XIV.       (a)    David W. Searfoss
           (b)    One American Row, Hartford, CT 06115
           (c)    Executive Vice President and Chief Financial Officer of Phoenix Home Life Mutual Insurance Company, One
                  American Row, Hartford, CT 06115 (Director of PXRE Corporation)

XV.        (a)    Donald H. Trautlein
           (b)    452 North New Street, Bethlehem, PA 18018
           (c)    Retired (Director of PXRE Corporation)

XVI.       (a)    Wilson Wilde
           (b)    One State Street, Hartford, CT 06102
           (c)    Chairman of the Executive Committee of The Hartford Steam Boiler Inspection and Insurance Company, One
                  State Street, Hartford, CT 06102 (Director of PXRE Corporation)

           To PXRE's knowledge, during the last five years, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

           To PXRE's knowledge, during the last five years, none of the persons listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.    Source and Amount of Funds or
           Other Consideration

           To PXRE's knowledge, each person indicated in Item 4 below as having purchased shares of Class A Common Stock acquired such shares with personal funds.




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 CUSIP No.  893779108           13D            Page  10    of   14  Pages
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Item 4.    Purpose of Transaction

           Following is a list of those persons listed in Item 2 of this Appendix who have purchased shares of Class A Common Stock:


                                Name                      Number of Shares
                                ----                         Purchased
                                                           --------------
Gerald L. Radke                                                6,000

Michael J. Bleisnick                                            750

Gordon Forsyth, III                                             750

Frank A. LoPiccolo                                             1,250

Bernard Kelly                                                  1,250

F. Sedgwick Browne*                                            2,500

Donald H. Trautlein                                             500

Edward P. Lyons                                                5,000

Wilson Wilde                                                   1,000

Sanford M. Kimmel                                               100



     -------------------------

      * Mr. Browne disclaims beneficial ownership as to 500 of such shares, which are owned by his wife.



           To PXRE's knowledge, the persons listed in Item 2 of this Appendix do not beneficially own any other shares of Class A Common Stock except as described above in this Item 4.

           To PXRE's knowledge: each person listed in Item 2 of this Appendix intends continually to review the Company's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions, and, based upon such evaluation and review, may decide to acquire shares of Class A Common Stock in the open market, in privately negotiated transactions or otherwise, or may decide to sell all or a portion of his holdings (if any) of Class A Common Stock in the open market or in privately negotiated transactions; and other than as set forth in this Item 4, no such person presently has any plans or proposals with respect to any matter set forth in Items 4(a) through 4(j) of Schedule 13D.


Item 5.    Interest in Securities of the Issuer

           (a) As of the close of business on May 9, 1996, to PXRE's knowledge, no person listed in Item 2 of this Appendix beneficially owned more than 5% of the total number of shares of Class A Common Stock then outstanding.

           (b) To PXRE's knowledge, each person indicated in Item 4 of this Appendix as having purchased shares of Class A Common Stock possesses the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of all of the shares of Class A Common Stock listed opposite such person's name, except for the 500 shares as to which Mr. F. Sedgwick Browne disclaims beneficial ownership.

           (c) Not applicable.

           (d) To PXRE's knowledge, in the case of each person indicated in Item 4 of this Appendix as having purchased shares of Class A Common Stock, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock listed opposite such person's name, except for the 500 shares as to which Mr. F. Sedgwick Browne disclaims beneficial ownership.


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 CUSIP No.  893779108           13D            Page  11    of   14  Pages
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           (e) Reference is made to paragraph (a) of this Item 5.


Item 6.    Contracts, Arrangements, Understandings or
           Relationships with respect to Securities of the Issuer

           -------------------------------

           To PXRE's knowledge, no person listed in Item 2 of this Appendix has any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Company.



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 CUSIP No.  893779108           13D            Page  12    of  14  Pages
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                                  EXHIBIT INDEX



           Exhibit                                 Description                Sequentially Numbered Page
           -------                                 -----------                --------------------------
              1                         Intentionally Omitted

              2                         Registration Rights Agreement                     *

              3                         Intentionally Omitted

              4                         Intentionally Omitted

              5                         Proposal Letter                                   13

              6                         Press Release                                     14



           * Incorporated by reference to the original Schedule 13D, filed November 12, 1993.




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